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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31 , 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Highbury Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42982Y109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 42982Y109

1.     Names of Reporting Persons.

Fairview Capital Investment Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)           X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 940,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 940,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     940,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     9.3%

12.     Type of Reporting Person (See Instructions)     IA, OO

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CUSIP No. 42982Y109

1.     Names of Reporting Persons.

Fairview Capital

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)           X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 940,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 940,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     940,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     9.3%

12.     Type of Reporting Person (See Instructions)     CO, HC

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CUSIP No. 42982Y109

1.     Names of Reporting Persons.

Andrew F. Mathieson

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)           X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 940,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 940,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     940,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     9.3%

12.     Type of Reporting Person (See Instructions)     IN, HC

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CUSIP No. 42982Y109

1.     Names of Reporting Persons.

Scott W. Clark

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)           X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,000
6. Shared Voting Power 940,000
7. Sole Dispositive Power 3,000
8. Shared Dispositive Power 940,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     943,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     9.3%

12.     Type of Reporting Person (See Instructions)     IN, HC

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CUSIP No. 42982Y109

1.     Names of Reporting Persons.

Darlington Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)           X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 940,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 940,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     940,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     9.3%

12.     Type of Reporting Person (See Instructions)     PN

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CUSIP No. 42982Y109

Item 1.

(a)     Name of Issuer

Highbury Financial, Inc.

(b)     Address of Issuer's Principal Executive Offices

999 Eighteenth Street, Suite 3000, Denver, CO 80202

Item 2.

(a)     The names of the persons filing this statement are:

Fairview Capital Investment Management, LLC ("FCIM LLC")

 Fairview Capital

 Andrew F. Mathieson

 Scott W. Clark

 Darlington Partners, L.P. ("Darlington")

 (collectively, the "Filers").

(b)     The principal business office of the Filers is located at:

300 Drakes Landing Road, Suite 250, Greenbrae, CA 94904

(c)     For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)     This statement relates to shares of common stock of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 42982Y109

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CUSIP No. 42982Y109

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ X ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to FCIM LLC).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ X ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Fairview Capital, Mr. Mathieson and Mr. Clark).

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

FCIM LLC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. It is the general partner and investment adviser of Darlington. No individual client's holdings of the Stock, other than those of Darlington, are more than five percent of the outstanding Stock. Fairview Capital is the manager of FCIM LLC. Mr. Mathieson is the controlling shareholder and President of Fairview Capital. Mr. Clark is a member and portfolio manager of FCIM LLC.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly but not as members of a group, and each disclaims membership in a group. Each of FCIM LLC, Fairview Capital, Mr. Mathieson and Mr. Clark disclaims beneficial ownership of the Stock, except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Darlington should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification of FCIM LLC, Fairview Capital, Mr. Mathieson and Mr. Clark

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Darlington:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: Joint Filing Agreement

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CUSIP No. 42982Y109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 10, 2009

FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC By: Fairview Capital, Manager By: Andrew F. Mathieson, President	FAIRVIEW CAPITAL By: Andrew F. Mathieson, President
Andrew F. Mathieson	Scott W. Clark
DARLINGTON PARTNERS, L.P. By: Fairview Capital Investment Management, LLC, General Partner By: Fairview Capital, Manager By: Andrew F. Mathieson, President

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CUSIP No. 42982Y109

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Fairview Capital Investment Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:     September 17, 2008

FAIRVIEW CAPITAL INVESTMENT MANAGEMENT, LLC

By:     Fairview Capital,
     Manager

By:     /s/ Andrew F. Mathieson, President

FAIRVIEW CAPITAL By: /s/ Andrew F. Mathieson, President
/s/ Andrew F. Mathieson	/s/ Scott W. Clark
DARLINGTON PARTNERS, L.P. By: Fairview Capital Investment Management, LLC, General Partner By: Fairview Capital, Manager By: /s/ Andrew F. Mathieson, President

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